www.netapp.com	408 822 6000 Tel	3060 Olsen Drive San Jose, CA 95128 United States

April 2, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Etheredge

Robert Littlepage

Re: NetApp, Inc.

Form 10-K for the Year Ended April 25, 2025

Form 10-Q for the Period Ended January 23, 2026

File No. 000-27130

Ladies and Gentlemen:

On behalf of NetApp, Inc. (“NetApp”, “we”, or the “Company”), I am responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 9, 2026 (the “Comment Letter”), with respect to NetApp’s Form 10-K for the fiscal year ended April 25, 2025 (the “Form 10-K”) and Form 10-Q for the period ended January 23, 2026 (the “Form 10-Q”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company. The Company respectfully acknowledges the Staff’s Comments.

Form 10-K for the Year Ended April 25, 2025

Risk Factors, page 21

1. You indicate that a reduction in U.S. government demand could materially harm your business, operating results, financial condition or cash flows. To provide greater context to investors about the significance of this customer to your business, please revise to quantify revenues from the U.S. government for the periods presented. As a related matter, please disclose the amount of revenue attributed to U.S. public sector markets for each period presented as part of your Management's Discussion and Analysis on page 40. We note that you provided this information in Exhibit 99.1 to your Form 8-Ks filed on May 29, 2025 and February 26, 2026.

Revenues from the U.S. public sector markets represented 11% of net revenues in each of the fiscal years ended April 25, 2025 (“FY25”), April 26, 2024, and April 28, 2023. The U.S. public sector includes revenue from both 1) the U.S. federal government and 2) U.S. state governments, local municipalities, and education institutions.

In response to the Staff’s comment, beginning with the Company’s Form 10-K for the fiscal year ending April 24, 2026 (“FY26”), the Company will revise its disclosure in the Risk Factors and Management's Discussion and Analysis to quantify revenues attributed to U.S. public sector markets for each period presented.

Audited Financial Statements

15. Segment, Geographic and Significant Customer Information, page 83

2. It appears that your Hybrid Cloud segment offers several subcategories of products including all-flash arrays and hybrid flash products. We note the similarities in your storage infrastructure products as outlined in your March 10, 2023 correspondence to us. However, since that time, it appears that differences between your product offerings in the Hybrid Cloud segment have become more meaningful. For example, in your May 29, 2025 earnings call, management noted that all-flash products comprised approximately two-thirds of segment revenue and highlighted the importance of this product to customers seeking AI-ready infrastructure. In August 2025, management announced that you had taken the lead position in all-flash storage market share. Further, in your February 26, 2026 earnings call, management noted “unlike our all-flash-only competitors, we have a broad portfolio that includes hybrid flash arrays giving us the opportunity to better service price-sensitive workloads”. Considering that on page 17 and in earnings calls, management cites product mix as a factor impacting gross margins and ultimately, earnings per share, please disclose revenues from external customers for each of your product lines with the Hybrid Cloud segment. Please also quantify changes in product mix as part of MD&A and provide more substantial analysis to explain how changes in product mix impacted your segment revenue and cost of sales for each period presented. Please supplementally show us what your revised disclosures will look like. Refer to ASC 280-10-50-40 and Item 303(b) of Regulation S-K.

We reaffirm that all the statements previously made in our March 10, 2023 correspondence (“2023 correspondence”) remain substantially unchanged. As such, we continue to believe that the products, including our All-Flash FAS series (“AFF”) products and Fabric Attached Storage series (“FAS”) (hybrid) products, within our Hybrid Cloud segment are similar, in accordance with the guidance in ASC 280-10-50-40.

While in our May 29, 2025 earnings call we noted the importance of our all-flash products to customers seeking AI-ready infrastructure, these comments align with our 2023 correspondence, in which we stated our AFF products are well-suited for managing data workload types that require low latency performance – this includes AI data workloads. Additionally, the statement on our February 26, 2026 earnings call, that “we have a broad portfolio that includes hybrid flash arrays giving us the opportunity to better service price-sensitive workloads” is consistent with our 2023 correspondence, in which we stated that we have both AFF and FAS (hybrid) storage products, with FAS products being well suited for customers seeking to balance performance and cost. As such, we do not believe these recent statements indicate any meaningful change to the similarities or differences between our products as addressed in our 2023 correspondence.

The reason we discuss our all-flash offerings, and address total all-flash revenue (i.e. the sum of all-flash products and services revenue) growth, or cite it as a percent of Hybrid Cloud segment revenues, in our earnings calls and materials (such as in our May 29, 2025 earnings call, in which we stated “In the fourth quarter, all-flash made up approximately two-thirds of Hybrid Cloud segment revenue…”), is because we believe this information may be useful to investors in evaluating our all-flash revenues and prospects as compared to certain competitors that, unlike NetApp, only sell all-flash storage systems and related services.

In summary, we do not believe the differences between our Hybrid Cloud segment products have increased since our 2023 correspondence. We believe these products remain similar, and accordingly, that our current disclosure reflects appropriate groupings of similar products and services in accordance with ASC 280-10-50-40. However, considering the aforementioned potential usefulness of our total all-flash revenues to investors, going forward, we will include a supplemental disclosure disaggregating total Hybrid Cloud segment net revenues by major storage category, specifically by 1) All-flash and 2) Hybrid-flash & other, within the Segment, Geographic and Significant Customer Information footnote, beginning with the Company’s Form 10-K for FY26. Below is an illustration of the disclosure we plan to include:

Hybrid Cloud Segment Net Revenues by Storage Category are as follows (in millions):

	Year Ended
	April 24, 2026	April 25, 2025	April 26, 2024
All-flash revenues		$3,763	$3,262
Hybrid-flash and other revenues		2,144	2,395
Hybrid Cloud segment net revenues		$5,907	$5,657

Management’s Discussion and Analysis (MD&A) Considerations

In preparing our MD&A, in accordance with Item 303(b) of Regulation S-K, we describe the underlying reasons for material changes in financial statement line items, inclusive of segment revenues and cost of revenues, in quantitative and qualitative terms where such information is necessary to obtain an understanding of our results of operations. Further disaggregation is included when in our judgement such detail is considered necessary for a meaningful understanding of the business.

We primarily quantify and address fluctuations in Hybrid Cloud segment revenues and cost of revenues at the aggregate Product, Support and Professional & Other Services levels, which reflect the level we generally believe necessary for an understanding of our business and results of operations, supplemented with certain qualitative information.

The mix commentary referenced on page 17 of our FY25 10-K in Item 1A. Risk Factors was meant to address mix in general, including the mix between product and services revenues, that could impact total gross margin. The risk factor also notes that gross margin may fluctuate for a variety of other reasons. It was not intended to indicate that product mix in a given period is typically a material driver of changes in gross margin. Additionally, on our earnings calls during FY25 and through Q3 FY26, we generally did not refer to product mix. During the Question and Answer section of our Q3 FY26 earnings call, held on February 26, 2026, we clarified that several factors can contribute to mix, including geographies, customer type, customer, and product. Product mix changes did not result in material changes to cost of revenues or gross margin between comparable periods during FY25 or FY26 (through the period ended January 23, 2026), and therefore, our MD&A within our Form 10-K for FY25 and our Form 10-Qs within FY26 did not reference product mix.

Given that product mix movements did not materially influence cost of revenues, we believe quantifying product mix changes as it relates to cost of revenues is neither necessary to a financial statement user’s understanding of our business, nor to an understanding of our results of operations. Accordingly, we believe that our current MD&A presentation complies with the requirements of Item 303(b) of Regulation S-K. We will, however, continue to monitor Hybrid Cloud product mix each period to assess whether mix changes become more impactful to cost of revenues and thereby warrant additional disclosure in a future period.

While we believe the level at which revenues and cost of revenues has been quantified and addressed in the MD&A is appropriate in accordance with Item 303(b) of Regulation S-K, beginning with the Company’s Form 10-K for FY26 we will, similar to our footnotes, include the following supplemental revenue disclosure that disaggregates total Hybrid Cloud segment revenues by major storage category (i.e., by 1) All-flash and 2) Hybrid-flash & other), considering the potential usefulness to investors. Below is an illustration of the disclosure and example commentary we plan to include in the MD&A:

Hybrid Cloud Segment Net Revenues by Storage Category (in millions, except percentages):

	Year Ended
	April 24, 2026	April 25, 2025	April 26, 2024
Hybrid Cloud segment net revenues		$5,907	$5,657
All-flash revenues as a percentage of Hybrid Cloud segment net revenues		64%	58%
Hybrid-flash and other revenues as a percentage of Hybrid Cloud segment net revenues		36%	42%

The year-over-year increases in All-flash revenues (comprised of all-flash product and related services revenues) as a percentage of total Hybrid Cloud segment net revenues reflect growing customer demand for our all-flash storage solutions, aided by all-flash market expansion.

3. Please refer to ASC 280-10-50-30(b) and revise to provide a reconciliation of your total segment gross profit to consolidated income before income taxes and discontinued operations. In addition, please tell us if there are any significant expense categories (for example, components of cost of product revenues, cost of support revenues, cost of professional and other services revenues, or cost of public cloud revenues) that are regularly provided to the CODM and included in segment gross profit. If so, please refer to ASC 280-10-50-26A and tell us how you considered the need to separately disclose these amounts.

The CODM measures performance of each segment based on segment gross profit. There are no significant expense categories within cost of product revenues, cost of support revenues, cost of professional and other services revenues, or cost of public cloud revenues, that are regularly provided to the CODM. The CODM assesses performance and allocates resources based on segment gross profit, by comparing actual results to historical results and previously forecasted financial information. As the CODM is not regularly provided expense categories within gross profit, other than the cost of revenues lines previously stated above, we believe our current footnote disclosures satisfy the requirements under ASC 280-10-50-26A.

No financial statement line items below segment gross profit are allocated amongst our segments, as this information is not used by our CODM to evaluate segment results or performance and therefore is not regularly provided to our CODM. For the ease of the users of the financial statements, we will revise our segment footnote disclosures beginning with our Form 10-K for FY26 to include a reconciliation to consolidated income before income taxes. Below is an illustration of the updated disclosure (for FY25, as an example) we plan to include in future filings, which aligns with the disclosure requirements of ASC 280-10-50-30(b):

	Year Ended April 25, 2025
	Hybrid Cloud	Public Cloud	Total
Product revenues	$3,040	$—	$3,040
Support revenues	2,512	—	2,512
Professional and other services revenues	355	—	355
Public cloud revenues	—	665	665
Net revenues	5,907	665	6,572
Cost of product revenues	1,278	—	1,278
Cost of support revenues	197	—	197
Cost of professional and other services revenues	261	—	261
Cost of public cloud revenues	—	165	165
Segment cost of revenues	1,736	165	1,901
Segment gross profit	$4,171	$500	$4,671
Unallocated cost of revenues[1]			(58)
Operating expenses			(3,276)
Other income, net			46
Income before income taxes			$1,383
[1] Unallocated cost of revenues are composed of $30 million of stock-based compensation expense and $28 million of amortization of intangible assets.

Form 10-Q for the Period Ended January 23, 2026
Management's Discussion and Analysis of Financial Condition and Results of Operations Discussion and Analysis of Result of Operations, page 27

4. In your February 26, 2026 earnings call, management discussed industry wide conditions such as inflationary pressures and a tight supply environment and indicated that they do not expect this to be a short-term issue. Please revise your MD&A to describe any known trends or uncertainties that had or are reasonably likely to have a material impact on operating results and disclose any actions planned or taken by management to address these challenges. For example, we note that you raised prices at the start of the fourth quarter. Refer to Items 303(b) and (c) of Regulation S-K.

In response to the Staff’s comment, beginning with the Company’s Form 10-K for the fiscal year ending April 24, 2026, the Company will revise its disclosure to include additional detail regarding any known trends and uncertainties, including inflationary pressures and the supply environment, as well as actions planned or taken by management to address these challenges. Additionally, we direct the Staff’s attention to the disclosure concerning gross margin fluctuations, including the impact of inflation, supply constraints and other macroeconomic factors on gross margins, included in Item 1A. Risk Factors of the Form 10-Q under the heading “Our gross margins may fluctuate.”

Additional MD&A Disclosure we plan to include:

Inflationary pressures and supply chain constraints have impacted our operations beginning in the second half of fiscal 2026. We have experienced increased costs for memory and other components, which have affected our gross margins. Additionally, the tight supply environment has posed challenges in meeting customer demand. We anticipate these conditions to persist in the near term.

To address these challenges, we have implemented several strategic actions

•
We raised our pricing in the fourth quarter of fiscal 2026, in line with market trends. We expect to continue adjusting prices as necessary to offset rising costs and remain aligned with the market. While we aim to match supplier costs with our pricing to customers, we recognize the need to give customers time to adjust to these changes.
•
We are leveraging our relationships with multiple suppliers to enable component availability and manage costs effectively. This strategy helps us maintain competitive positions in the market from a pricing standpoint. Our history of successful supplier management positions us well to navigate these challenges.

•
We continue to offer a wide range of solutions to meet various customer needs and priorities. This includes competitive storage options, all-flash solutions, hybrid-flash solutions, public cloud solutions, and our Keystone Storage-as-a-Service offering. By providing diverse options, we aim to align with our customers’ budget priorities and deliver the best value offerings.

These actions are part of our ongoing efforts to mitigate the impact of inflation and supply chain constraints on our operating results. We will continue to monitor these trends and uncertainties and adjust our strategies as needed to maintain our financial performance.

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If you have any further questions or comments, please direct those to me at 408-822-6000.

Sincerely,

/s/ Wissam Jabre
________________________________________________

Wissam Jabre

Executive Vice President, Chief Financial Officer, NetApp, Inc.

cc: Elizabeth O’Callahan, Executive Vice President, Chief Administrative Officer, NetApp, Inc.

Dena Acevedo, Vice President, Legal, NetApp, Inc.

Daniel De Lorenzo, Vice President and Chief Accounting Officer, NetApp, Inc.

Justin “JT” Ho, Cleary Gottlieb Steen & Hamilton LLP

Shuangjun Wang, Cleary Gottlieb Steen & Hamilton LLP